RADICA GAMES LIMITED
                            ANNOUNCES FIRST SHIPMENT
                          OF NEW VIRTUAL REALITY GAMES


FOR IMMEDIATE RELEASE                  CONTACT:  PATRICK S. FEELY
MARCH 30, 1998                                   PRESIDENT & COO
                                                 (LOS ANGELES, CALIFORNIA)
                                                 (626) 744 1150

                                                 DAVID C.W. HOWELL
                                                 EXECUTIVE V.P. & CFO
                                                 (HONG KONG)
                                                 (852) 2688 4201



(Hong Kong) Radica Games Limited (NASDAQ RADAF) announced that it has begun shipment of the first of its new Virtual Motion Sensor (VMS)(TM) electronic handheld games. Developed and manufactured exclusively by Radica, VMS technology allows movements of the game to affect game play, creating a virtual reality experience for the game player.

The games incorporating this feature that have begun shipping include Trail Burner(TM), a virtual mountain bike racing game shaped like bike handlebars, and Inline Alley(TM), an inline skate racing game. With Trail Burner the player steers the handlebars or jerks the game backwards, and turn, kick and jump moves are executed on the game screen. Inline Alley brings skate racing to life with a product shaped like an inline skate. The player spins the wheel of the skate to generate speed and is able to jump and turn by tilting the game left, right or back. Similar features are included on other VMS games such as Tracer Ace(TM), an antiaircraft combat game, and Night Vision Stealth Assault(TM), an air combat game, both of which are expected to begin shipping during the third quarter.

Radica also announced that its virtual stock car racing game called NASCAR(R) Racer has also begun shipping. The game has a steering wheel that controls direction and allows the player to feel bumps and crashes on the racetrack.


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An additional  license agreement with Electronic Arts has been used for a unique track-ball controlled soccer game called FIFA World Cup '98. Initial shipments of this product have also recently begun.

"Virtual reality has been out of reach for most consumers, and we found a way to put it in their hands," says Bob Davids, Radica's CEO. "The handheld games of the past were boxy, button controlled, and had unrealistic sound effects. Our Bass Fishin'(TM) game totally redefined what games can do. Now we are extending that same technology to new game categories."

A thirteen-year veteran of the game industry, Radica recently completed a record year in its fiscal year ended October 31, 1997, reporting an after-tax profit of $29.6 million on sales of $87.8 million. First quarter 1998 results showed an increase in sales to $26.5 million and after-tax profits of $9.0 million.

Radica's success in 1997 has been largely due to the development of a virtual reality technology that was first utilized in Bass Fishin', a game that features motion sensors which allow the player to use the game as a rod and reel. The player casts, feels the fish bite, sets the hook with a jerk, and reels in the fish with a "reel" handle. The game shakes in the player's hand as the fish tries to escape.

Over four million units of Bass Fishin' have been sold, and the game was the 16th most popular toy in the US in 1997, according to the NPD Group. Strong sales of spin-off games such as Junior Bass Fishin'(TM) for kids, Lunker Bass Fishin'(TM) and Deep Sea Fishin'(TM) with the same motion-sensing technology also helped boost first quarter earnings.

The handheld and tabletop game industry grew 35% from 1996 to 1997, to $490 million in US retail sales, according to the NPD Group. While Radica expects that VMS technology will add a new dimension to the industry, innovation has not been the only ingredient in Radica's recipe for success. Radica's games aren't as daunting as some hi-tech computer games, have a universal appeal and have captured the fascination of the adult market.

"Bass Fishin' was the top selling traditional handheld game of 1997, and anecdotally, it's mainly being sold to adults who are doing the buying and playing. We've created games that adults feel comfortable with - they are more current than board games, but at the same time, you don't need to have hi-tech skills to play. Plus the games are affordable and portable," said Davids.


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         The  foregoing  discussion  contains  forward-looking  statements  that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions, and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence of Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1997, as filed with the Securities and Exchange Commission. See "Item 1. Description of Business - Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


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